U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended December 31, 2002

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

David E. Ripka
Vice President and Controller
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-2958

or

Michael C. Connelly
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4580

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended December 31, 2002

Item 1. — ORGANIZATION CHART

Omitted for the Fourth Quarter pursuant to instructions in “Item 1”.

Item 2. — ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTION

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company	Type of	Principal	Issue	Cost	Person to	Collateral	Consideration
Issuing	security	amount	or	of	whom security	given with	received for
security	issued	of security	renewal	capital	was issued	security	each security

Xcel Energy Retail	ST Debt	$15,247	Renewal	2.99%	Planergy International Inc.	None	$15,247
Xcel Energy Retail	ST Debt	200	Issue	2.99%	Planergy International Inc.	None	200
Xcel Energy Retail	ST Debt	855	Renewal	2.99%	Cadence Network Inc.	None	855
Xcel Energy Retail	ST Debt	69	Issue	2.99%	Cadence Network Inc.	None	69
e prime Energy Marketing	ST Debt	1,412	Renewal	2.99%	Xcel Energy Retail	None	1,412
Quixx Corporation	ST Debt	47,360	Renewal	2.99%	Utility Engineering Corp.	None	47,360
Utility Engineering Corp.	ST Debt	413	Renewal	2.99%	Applied Power Associates	None	413
Utility Engineering Corp.	ST Debt	2,150	Renewal	2.99%	Proto-Power Corporation	None	2,150
Utility Engineering Corp.	ST Debt	1,500	Renewal	2.99%	Universal Utility Services	None	1,500
Utility Engineering Corp.	ST Debt	575	Renewal	2.99%	Precision Resource Co.	None	575
Utility Engineering Corp.	ST Debt	100	Issue	2.99%	Precision Resource Co.	None	100
Utility Engineering Corp.	ST Debt	64,300	Renewal	2.99%	Xcel Energy Wholesale Inc.	None	64,300
Utility Engineering Corp.	ST Debt	8,500	Issue	2.99%	Xcel Energy Wholesale Inc.	None	8,500
Xcel Energy Markets, Inc.	ST Debt	17,170	Issue	2.99%	e prime, Inc.	None	17,170
Xcel Energy Markets, Inc.	ST Debt	9,366	Renewal	2.99%	Viking Gas Transmission	None	9,366
Texas-Ohio Pipeline Inc.	ST Debt	112	Renewal	2.99%	Xcel Energy Ventures Inc.	None	112
XERS Inc.	ST Debt	1,642	Renewal	2.99%	Xcel Energy Retail	None	1,642

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company	Company	Amount of
Contributing	Receiving	Capital
Capital	Capital	Contribution

NSP-Minnesota	Private Fuel Storage	$3,182
NSP Nuclear Corporation	Nuclear Management Company, LLC	$89

Item 3. — ASSOCIATED TRANSACTIONS

Part I. — Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed

Utility Engineering Corp.	PSCo	Engineering/Utility Professional Services	$70,784	—	—	$70,784
Utility Engineering Corp.	Southwestern Public Service Co.	Engineering/Utility Professional Services	13,524	—	—	13,524
Utility Engineering Corp.	Xcel Energy Services Inc.	Engineering/Utility Professional Services	1,314	—	—	1,314
Utility Engineering Corp.	NSP	Engineering/Utility Professional Services	6,991	—	—	6,991
Utility Engineering Corp.	Xcel International	Engineering/Utility Professional Services	296	—	—	296
Utility Engineering Corp.	NRG Energy Inc.	Engineering/Utility Professional Services	1,395	—	—	1,395
e prime Inc.	Southwestern Public Service Co.	Gas purchased	15,158	—	—	15,158
e prime Inc.	NSP-Minnesota	Gas purchased	2,665	—	—	2,665
e prime Inc.	NRG Energy Inc.	Gas purchased	19,482	—	—	19,482
e prime Inc.	Utility Engineering Corp.	Gas purchased	67	—	—	67
Viking Gas Transmission Co.	NSP-Minnesota	Gas transportation services	1,315	—	—	1,315
Viking Gas Transmission Co.	NSP-Wisconsin	Gas transportation services	631	—	—	631

Part II. — Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting Company	Associate Company		Direct	Indirect	Cost	Total
Rendering	Receiving		Costs	Costs	of	Amount
Services	Services	Types of Services Rendered	Charged	Charged	Capital	Billed

Cadence Network Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	$2	$—	$—	$2
Planergy International Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	147	258	22	427
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	1,434	—	—	1,434
Quixx Linden LP	Quixx Corporation	Partnership management fee	100	—	—	100
Utility Engineering Corporation	Xcel Energy Services Inc.	Administrative support; mgmt services	852	1,486	121	2,459
e prime Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	929	335	3	1,267
e prime Inc.	PSCo	Gas transportation services	226	—	—	226
e prime Inc.	PSCo	Compressor — usage	86	—	—	86
NRG Energy Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	5,032	4,864	17	9,913
XERS Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	2,533	79	9	2,621
Energy Masters International	Xcel Energy Services Inc.	Administrative support; mgmt services	364	—	—	364
e prime Energy Marketing Inc.	Xcel Energy Services Inc.	Administrative support; mgmt services	114	5	1	120
Viking Gas Transmission Co.	Xcel Energy Services Inc.	Administrative support; mgmt services	482	338	2	822
e prime Florida	Xcel Energy Services Inc.	Administrative support: mgmt services	1	—	—	1

Item 4. — SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:	(in thousands)

Total consolidated capitalization as of December 31, 2002	$21,112,776		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	3,166,916		Line 2
Greater of $50 million or line 2		$3,166,916	Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy management services (Category I)	90,472
Compressed natural gas services (Category III)	101
Brokering/Marketing services (Category V)	304,569
Utility engineering/construction services (Category VII)	171,832
Developing/Ownership QF’s (Category VIII)*	2,455,551

Total current aggregate investment		3,022,525	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (Line 3 less Line 4)		$144,391	Line 5

Investments in gas-related companies:	(in thousands)

Total current aggregate investment:
(categorized by major line of gas-related business) Section 2(a) gas-related activities (Category I)	94,215

Total current aggregate investment		$94,215

*Includes $2,232.6 million of aggregated investment by Xcel Energy in NRG Energy

(a)  Aggregate investment includes guarantees.

Item 5. — OTHER INVESTMENTS (in thousands)

Major Line	Other	Other	Reason
of Energy-Related	Investment in Last	Investment in This	for Difference in
Business (a)	U-9C-3 Report	U-9C-3 Report	Other Investment

Brokering/Marketing services	$27,199	$27,199	N/A
Engineering and related services	$11,463	$11,463	N/A
Developing/Ownership QF’s	$85,713	$85,713	N/A

(a)	Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies’ investments were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6. — FINANCIAL STATEMENTS AND EXHIBITS

A.	Financial Statements:

Omitted for the Fourth Quarter pursuant to instructions for “Item 6”.

B.	Exhibits:

None.

SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.

/s/ DAVID E. RIPKA
David E. Ripka Vice President and Controller

March 31, 2003

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 2002 was filed with Xcel Energy Inc.’s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado	South Dakota Public Utilities Commission
1580 Logan Street	500 E. Capitol Ave.
Denver, CO 80203	Pierre, SD 57501

Public Service Commission of Wyoming	Public Service Commission of Wisconsin
Hansen Building, Suite 300	610 North Whitney Way
2515 Warren Avenue	Madison, WI 53707
Cheyenne, WY 82002

Public Utility Commission of Texas	Michigan Public Service Commission
1701 N. Congress Avenue	6545 Mercantile Way, Suite 7
Austin, Texas 78711	Lansing, MI 48911

New Mexico Public Regulation Commission	Arizona Corporation Commission
224 E. Palace Avenue	1200 West Washington
Santa Fe, NM 87503	Phoenix, AZ 85007

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS 66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK 73105

Minnesota Public Utilities Commission
121 E. 7th Place, Suite 350
St. Paul, MN 55101

North Dakota Public Service Commission
600 East Blvd
Bismarck, ND 58505